Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Navigator Holdings Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-197321) on Form S-8 of Navigator Holdings Ltd. of our reports dated March 5, 2018, with respect to the consolidated balance sheets of Navigator Holdings Ltd. as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 20-F of Navigator Holdings Ltd.

/s/ KPMG LLP

KPMG LLP

London, United Kingdom

March 5, 2018